Additionnal disclosure to Annual Report

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 4
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)
Date of end of last fiscal year: March 31, 2006
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M. Michel Robitaille
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102
Copies to:

Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Bernard Turgeon Ministère des Finances du Québec 12 rue Saint-Louis Québec, Québec, G1R 5L3, Canada
* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the “Annual Report”) as follows:
The following additional exhibit is hereby added to the Annual Report:
Exhibit:

(99.6)	Additionnal disclosure to Annual Report (on Form 18-K) of Québec as of March 31, 2006.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 4 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ BERNARD TURGEON
	Name:	Bernard Turgeon
	Title:	Associate Deputy Minister

Date: October 10, 2006